Exhibit 99.1

51job, Inc. Announces Receipt of a Preliminary Non-Binding Proposal

to Acquire the Company

SHANGHAI, September 17, 2020 – 51job, Inc. (Nasdaq: JOBS) (“51job” or the “Company”), a leading provider of integrated human resource services in China, announced today that its Board of Directors (the “Board”) has received a preliminary non-binding proposal letter dated September 17, 2020 (the “Proposal Letter”) from DCP Capital Partners, L.P. (the "Proposing Buyer") to acquire all of the outstanding common shares of the Company for US$79.05 in cash per common share (the “Proposed Transaction”). A copy of the Proposal Letter is attached hereto as Exhibit A.

According to the Proposal Letter, the Proposing Buyer intends to fund the consideration payable in the Proposed Transaction with equity capital from the Proposing Buyer and debt financing.

The Board plans to evaluate the Proposed Transaction. The Board cautions the Company's shareholders and others considering trading the Company's securities that the Board has just received the Proposal Letter and has not had an opportunity to carefully review or evaluate the proposal, or make any decision with respect to the Company's response to the proposal. There can be no assurance that any definitive offer will be made, that any definitive agreement will be executed relating to the proposed transaction or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About 51job

Founded in 1998, 51job is a leading provider of integrated human resource services in China. With a comprehensive suite of HR solutions, 51job meets the needs of enterprises and job seekers through the entire talent management cycle, from initial recruitment to employee retention and career development. The Company’s main online recruitment platforms (http://www.51job.com, http://www.yingjiesheng.com, http://www.51jingying.com, http://www.lagou.com, and http://www.51mdd.com), as well as mobile applications, connect millions of people with employment opportunities every day. 51job also provides a number of other value-added HR services, including business process outsourcing, training, professional assessment, campus recruitment, executive search and compensation analysis. 51job has a call center in Wuhan and a nationwide network of sales and service locations spanning more than 30 cities across China.

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51job, Inc. Announces Receipt of a Preliminary Non-Binding Proposal to Acquire the Company

September 17, 2020

Contact

Investor Relations, 51job, Inc.

Tel: +86-21-6879-6250

Email: ir@51job.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," “targets, "confident" and similar statements. Among other things, statements that are not historical facts, including statements about 51job’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as 51job’s strategic and operational plans, are or contain forward-looking statements. 51job may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. All forward-looking statements are based upon management’s expectations at the time of the statements and involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: execution of 51job’s strategies and business plans; growth and trends of the human resource services industry in China; market acceptance of 51job’s products and services; competition in the industry; 51job’s ability to control costs and expenses; 51job’s ability to retain key personnel and attract new talent; relevant government policies and regulations relating to 51job’s industry, corporate structure and business operations; seasonality in the business; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; risks related to acquisitions or investments 51job has made or will make in the future; accounting adjustments that may occur during the quarterly or annual close or auditing process; and fluctuations in general economic and business conditions in China and globally, including the impact of the coronavirus or other pandemic. Further information regarding these and other risks are included in 51job’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release and based on assumptions that 51job believes to be reasonable as of this date, and 51job undertakes no obligation to update any forward-looking statement, except as required under applicable law.

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51job, Inc. Announces Receipt of a Preliminary Non-Binding Proposal to Acquire the Company

September 17, 2020

Exhibit A

[DCP Capital Partners, L.P. Letterhead]

Preliminary Non-Binding Proposal
to Acquire All Outstanding Shares in 51job, Inc.

September 17, 2020

The Board of Directors

51job, Inc.

Building 3, No. 1387 Zhang Dong Road

Shanghai 201203

People’s Republic of China

Dear Members of the Board of Directors,

DCP Capital Partners, L.P. (together with its affiliated investment entities, “DCP” as the “Proposing Buyer”), is pleased to submit this preliminary, non-binding proposal (the “Proposal”) to acquire all the outstanding common shares of 51job, Inc. (the “Company”, and such acquisition, the “Transaction”).

We believe that our Proposal provides an attractive opportunity for the Company’s shareholders, amidst a backdrop of ongoing COVID-19 uncertainty. The Proposal represents a premium of 18.82% to the Company’s volume-weighted average price during the last 30 days, and a premium of 16.05% to the Company’s last closing price on September 16, 2020.

Set forth below are the key terms of our Proposal:

1.    Purchase Price. The consideration will be payable in cash at a price equivalent to US$79.05 per common share of the Company.

2.    Funding. We intend to fund the Transaction with equity capital and debt financing. Equity financing will be provided from us as the Proposing Buyer.

3.    Due Diligence. We believe that we will be in a position to complete customary legal, financial, and accounting due diligence for the Transaction in a timely manner and in parallel with discussions on the definitive agreements.

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51job, Inc. Announces Receipt of a Preliminary Non-Binding Proposal to Acquire the Company

September 17, 2020

4.    Definitive Agreements. We are prepared to promptly negotiate and finalize definitive agreements (the “Definitive Agreements”) providing for the Transaction. These documents will provide for representations, warranties, covenants, and conditions that are typical, customary, and appropriate for transactions of this type.

5.    Process. We believe that the Transaction will provide superior value to the Company’s shareholders. We recognize that the Company’s Board of Directors (the “Board”) will likely need to evaluate the Transaction independently before it can make any determinations.

6.    No Binding Commitment. This letter constitutes only a preliminary proposal and does not constitute any binding offer or commitment with respect to the Transaction. Any binding legal obligations will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.

7.    About DCP. DCP is a leading international private equity firm in Asia. The DCP team previously led KKR and Morgan Stanley’s private equity businesses in Asia, with an outstanding long-term track record across multiple economic cycles. DCP is supported by a diverse group of world-class long-term institutional investors around the globe. Over the past 27 years, the DCP team has led a number of successful transactions and nurtured numerous industry leaders in China, such as Ping An Insurance, Mengniu Dairy, Haier Electronics, China International Capital Corp, Venus Medtech, Modern Dairy, Nanfu Battery, Far East Horizon, Hengan International, Belle International, COFCO Meat, United Envirotech, etc. Combining its global investment experience and extensive local network, the DCP team has accumulated deep industry knowledge and strong operational capabilities. As a long-term value investor, DCP is committed to building long-term, win-win partnerships with portfolio companies and supporting value creation initiatives.

In closing, we would like to express our commitment to working together to bring this Transaction to a successful and timely conclusion. Should you have any questions regarding this Proposal, please do not hesitate to contact us. We look forward to hearing from you.

Sincerely,

/s/ David Liu

DCP Advisors Limited
By:	David Liu
Executive Chairman

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